Food Company, Inc. One Dole Drive • Westlake Village, CA 91362-7300 • (818) 879-6810 • Fax (818) 879-6754 Email: michael.carter@dole.com

C. Michael Carter

Executive Vice President, General Counsel and Corporate Secretary

October 19, 2012

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F Street, NE

Washington D.C. 20549

Attention: Susan C. Block

Re:	Your Comment Letter Dated October 16, 2012

Regarding Dole Food Company, Inc.’s

Preliminary Proxy on Schedule 14A Filed on

September 24, 2012 (File No. 001-04455)

Dear Ms. Block:

Dole Food Company, Inc. (the “Dole”, “we” or “our”) is in-receipt of the above-captioned comment letter (the “Comment Letter”) regarding the Doles’s Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on September 24, 2012 (the “Proxy Statement”). We have endeavored to respond fully to each of your comments and questions.

We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed today with the Commission Amendment No. 1 to the Proxy Statement (“Amendment No. 1”) and have included with this letter a marked copy of Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

Summary Term Sheet, page 1

Opinion of Our Financial Advisor, page 2

1.	Please add here that Deutsche Bank did not express any opinion as to the sale price at which your common stock would trade at any time following the announcement or consummation of the sale transaction, as indicated under “Opinion of Our Financial Advisor,” at page 38.

In response to the Staff’s comment, we have revised the disclosure on page 2 of Amendment No. 1 as requested to note that Deutsche Bank did not express any opinion as to the sale price at which our common stock would trade at any time following the announcement or consummation of the sale transaction.

Interests of Certain Persons in the Sale Transaction, page 3

2.	Please provide summary disclosure of the aggregate potential maximum amount of “double trigger” payments and “single trigger” payments pursuant to change of control agreements. Please also clarify the payments that will be paid at the time of this sale transaction.

In response to the Staff’s comment, we have revised the disclosure on page 3 of Amendment No. 1 as requested to provide summary disclosure of the aggregate potential maximum amount of “double trigger” cash payments that may be made to our executive officers pursuant to their respective change of control agreements in connection with the sale transaction. We have also revised the disclosure as requested to clarify the cash payments that will be paid to our executive officers at the time of the sale transaction, which amount also represents the maximum amount of “single trigger” cash payments that could be paid to our executive officers at the time of the sale transaction.

Effects on Our Business if the Sale Transaction is Consummated, page 6

3.	Please quantify the estimated amount of debt to paid down in connection with the transaction or advise.

In response to the Staff’s comment, we have revised the disclosure on page 6 of Amendment No. 1 as requested to quantify the estimated amount of debt to be paid down in connection with the sale transaction.

4.	We note your disclosure that you will continue to qualify for listing on the New York Stock Exchange. Please address how, or if, this sale transaction may affect your stock price. Please also address this under “Risk Factors,” if applicable.

We advise the Staff that we are not able to reach any conclusion about whether our stock price will increase, decrease or remain unchanged following the consummation of the sale transaction, because of the numerous, potentially countervailing factors and unknowns relating to or arising out of the sale transaction that could affect our stock price, quite apart from general movements in the stock market. For example, as a result

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

of the sale transaction, we will be losing significant revenue and net income streams, which in theory would lead to a lower stock price. But we will be using the proceeds to eliminate a very large portion of our indebtedness, which in theory will lead to a higher stock price because: (1) lower interest payments result in higher net income; and (2) lower indebtedness and interest payments result in lower risk of being unable to service debt obligations. As an additional example, we cannot predict what the effect of the sale transaction will be on the multiples the stock market applies to our earnings or EBITDA. Our stock has historically traded at multiples more typical for commodity companies, and therefore does not appear to have reflected an appropriate, higher multiple for our packaged foods business, which, as we have publicly disclosed, was one of the principal motivations for Dole to undertake its comprehensive strategic business review process. While the board of directors considered the potential effect of the sale transaction on our stock price, there can be no assurance as to how the market in general and investors will react, and as a result, we cannot characterize what will happen to our stock price following the consummation of the sale transaction. We have, however, added risk factor disclosure on page 23 of Amendment No. 1 as requested acknowledging that the consummation of the sale transaction may affect our stock price.

Questions and Answers About the Special Meeting, page 8

Q: How are proxies being solicited and what is the cost?, page 11

5.	We note that proxies may be solicited by telephone, letter, facsimile, or in person. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

In response to the Staff’s comment, we confirm that we will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Risk Factors, page 14

6.	We note your disclosure in the introductory paragraph that the risks below apply to your business as currently conducted. Please revise to tailor the risks to apply to your business after this sale of the assets or include separate risk factors to discuss the risks as they apply to your business operations after the sale.

In response to the Staff’s comment, we have revised the risk factors beginning on page 14 of Amendment No. 1 as requested to tailor the disclosure to apply to our business after the consummation of the sale transaction, as well as the risk factors applicable if the sale transaction is not consummated.

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

7.	Please include a discussion of any risks associated with the Trademark Rights Agreement in that it appears ITOCHU will use some of the trademarks that you will also will continue to use or advise.

In response to the Staff’s comment, we have included a new risk factor on page 27 of Amendment No. 1 as requested discussing the risks associated with the trademark rights agreement and ITOCHU’s use of certain trademarks that we will also continue to use. We have also revised other risk factors to address risks related to the trademark rights agreement.

Proposal #1 Sale Proposal, page 28

Background of the Sale Transaction, page 28

8.	We note your disclosure that in early 2011 you began to consider potential strategic transactions. Your discussion here largely appears to focus on transactions involving your worldwide package food business and your Asia fresh business. Please briefly discuss any other potential transactions that were considered.

We advise the Staff that the vast majority of transactions that were considered involved our worldwide packaged foods business and our Asia fresh business. We have however revised the disclosure on page 29 of Amendment No. 1 to clearly disclose that several of the transactions involved Dole as a whole or other portions of our business.

9.	Please disclose who was present at various meetings. Examples include, but are not limited to, the May 18, 2012 meeting in Tokyo, the June 28, 2012 meeting in California, the July 30, 2012 meeting, the August 8 – 10 meetings at your corporate headquarters and the August 24, 2012 meeting in Tokyo.

In response to the Staff’s comment, we have revised the disclosure under the heading “Background of the Sale Transaction” beginning on page 29 of Amendment No. 1 as requested to disclose who was present at various meetings.

10.	Please revise the fifth paragraph on page 30 and the fourth full paragraph on page 33 to disclose the valuation range.

In response to the Staff’s comment, we have revised the noted disclosure on pages 31 and 34 of Amendment No. 1 as requested to disclose the respective valuation ranges.

11.	Refer to the second full paragraph on page 33. Please explain in greater detail how the final sale price was determined and disclose which party proposed the final agreed-upon price.

In response to the Staff’s comment, we have revised the noted disclosure on page 34 of Amendment No. 1 as requested to explain in greater detail how the final sale price was determined and that ITOCHU initiated the discussion that led to the final agreed-upon price.

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

Reasons for the Sale Transaction and Recommendation, page 35

12.	Please tell us if the board considered the potential effect on the share price after the transaction.

We note the Staff’s comment, and advise that the board of directors did consider the potential effect on the share price after the consummation of the sale transaction.

13.	Please revise the second bullet point in the listing of potentially negative factors by briefly summarizing the actions required by third parties that are not within the control of ITOCHU or you.

In response to the Staff’s comment, we have revised the second bullet point in the listing of potentially negative factors on page 38 of Amendment No. 1 as requested to briefly summarize the actions required by third parties that are not within the control of ITOCHU or us.

14.	Please add a bullet point to the list of potentially negative factors that your business following the transaction will be substantially reduced and less diversified. We note in this regard the second risk factor on page 26.

In response to the Staff’s comment, we have added a bullet point to the list of potentially negative factors on page 38 of Amendment No. 1 as requested to note that our business following the consummation of the sale transaction will be substantially reduced and less diversified.

Opinion of Our Financial Advisor, page 37

15.	We note the fairness opinion addresses the fairness from a financial point of view to Dole. We also note the disclosure at the top of page 34 that the board determined that the sale presented the best opportunity for obtaining the greatest value for your stockholders. Please tell us why the fairness opinion does not address fairness from a financial point of view to shareholders.

Deutsche Bank has advised us that a fairness opinion rendered to the selling party in a cash transaction relates to the fairness of the consideration to be received by the party exchanging consideration in the transaction. In the sale transaction, we are selling our worldwide packaged foods business and our Asia fresh business and the cash consideration will be received by Dole – not by the Dole stockholders. Accordingly, the fairness opinion relates to the fairness of the consideration to be received by Dole as the party exchanging its assets for cash. In determining that the sale transaction presented the best opportunity for obtaining the greatest value for our stockholders, the board of directors considered all material factors relating to the acquisition agreement and the proposed sale transaction, including the fairness opinion.

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

16.	Please provide us with copies of the board books and any other materials prepared by the financial advisor.

In response to the Staff’s comment, a copy of the presentation materials dated September 5, 2012 prepared by Deutsche Bank for the Dole board of directors is being provided to the Staff by Fried, Frank, Harris, Shriver & Jacobson LLP, counsel for Deutsche Bank, under separate cover requesting confidential treatment pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, and pursuant to the provisions of 17 C.F.R. §200.83.

17.	Please revise the discussions of the various financial analyses used by Deutsche Bank so that the recipients of the proxy statement can understand exactly what each analysis indicates. As a general matter, for each included financial analysis, please provide sufficient explanation of each step of the analysis and the conclusion such that an investor will understand how the analysis supports a conclusion that the transaction is fair. We offer some additional guidance in the comments below.

Deutsche Bank has informed us that it did not isolate the various analyses described under the heading “Opinion of Our Financial Advisor—Summary of Material Financial Analyses” and reach separate conclusions with respect to what each analysis indicates. Rather, Deutsche Bank reached a single conclusion as to fairness based on its experience, professional judgment and the analyses as a whole. We note that this concept is reflected in the first paragraph under the heading “Opinion of Our Financial Advisor—General” on page 44 of Amendment No. 1, which states that “Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.”

In response to the Staff’s comment, we have revised the disclosure on pages 41 – 44 of Amendment No. 1 as requested to provide additional clarity with respect to the different steps of each analysis and to address the additional comments of the Staff below.

18.

We note that Deutsche Bank relied on projections of estimated EBITDA for 2012 and 2013 when preparing the Selected Companies Analysis, projections of estimated EDBITDA for 2012 for the Asia fresh and worldwide packaged foods businesses when preparing the Selected Precedent Transactions Analysis; and unlevered free cash flows for 2012 through 2017 and estimates of weighted average cost of capital of the combined Asia fresh and worldwide packaged foods businesses when preparing the Discounted Cash Flow Analysis. Please revise the discussion to disclose the projections relied upon by Deutsche Bank in preparation of each of the material financial analyses.

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

In response to the Staff’s comment, we have revised the disclosure on page 46 of Amendment No. 1 as requested to disclose a summary of the projections.

Selected Companies Analysis, page 39

19.	Please briefly describe the characteristics of the selected companies’ operations “that for the purposes of analysis, may be considered similar to certain operations” of your Asia fresh and worldwide packaged foods businesses. Please clarify what is meant by “certain” operations of those businesses. Please similarly revise for the Selected Precedent Transaction Analysis.

In response to the Staff’s comment, we have revised the noted disclosure on pages 41 and 43 of Amendment No. 1 as requested to describe the noted characteristics.

20.	Please tell us whether any additional companies that fit the criteria were not used, and, if so, why not. Similarly, please tell us whether any additional transactions that fit the criteria for the selected transaction analysis were not used, and, if so, why not.

Deutsche Bank has advised us that it is not aware of any particular company that met the criteria described on page 41 of Amendment No. 1 or any particular transaction that met the criteria described beginning on page 43 of Amendment No. 1 which was excluded from Deutsche Bank’s analysis.

Selected Precedent Transactions Analysis, page 40

21.	We note that several of the precedent transactions were announced four to eleven years ago. Please briefly explain how these transactions are useful to this analysis in light of their age and disclose whether there is any limitation in comparability because of the passage of time.

Deutsche Bank has advised us that, as described on pages 42 – 44 of Amendment No. 1, it selected the transactions since 2000 involving either fresh produce companies or mid-cap or small-cap packaged foods companies with operations focused on lower margin packaged foods for which sufficient financial information was publicly available. Deutsche Bank also has advised us that it selected transactions since the year 2000 in order to create a significant sample set (rather than limiting the selected transactions to those announced since the financial crisis) and that Deutsche Bank did not identify any limitation on comparability based upon the passage of time. As a result, and because the announcement date of each transaction, the TEV to LTM EBITDA multiple for each transaction and the range of TEV to EBITDA multiples used in Deutsche Bank’s analysis are already disclosed on page 42 of Amendment No. 1, we do not believe any additional disclosure is required.

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

22.	Please clarify if any of the selected precedent transactions were transactions where only a portion of a company’s prior total business was acquired.

In response to the Staff’s comment, we have revised the disclosure on page 43 of Amendment No. 1 as requested to clarify that certain of the selected precedent transactions were transactions where only a portion of a company’s prior total business was acquired.

Discounted Cash Flow Analysis, page 42

23.	Please briefly explain each step in the Discounted Cash Flow analysis so that recipients of the proxy statement can understand how the analysis supports a conclusion that the transaction is fair from a financial point of view.

In response to the Staff’s comment, we have revised the noted disclosure on page 44 of Amendment No. 1 as requested to briefly explain each step in the Discounted Cash Flow analysis.

Government and Regulatory Approvals, page 43

24.	Please confirm that you will update the status of your filings under the Hart-Scott-Rodino Act and filings with foreign regulators prior to the filing of your definitive proxy statement.

In response to the Staff’s comment, we have updated the status of our filings under the Hart-Scott-Rodino Act and filings with foreign regulators on page 47 of Amendment No. 1 as requested. We confirm that we will also update this disclosure prior to the filing of our definitive proxy statement.

Material U.S. Federal Income Tax Consequences, page 50

25.	Please revise the first paragraph of this section to remove the implication that the discussion is “for general information only.”

In response to the Staff’s comment, we have revised the referenced paragraph on page 55 of Amendment No. 1 as requested to remove the sentence that stated that the discussion is “for general information only.”

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

Acquisition Agreement, page 52

Purchase Price, page 52

26.	To the extent practicable, please quantify the excess cash left in the business that ITOCHU will pay you and the amount you will reimburse ITOCHU for any indebtedness for borrowed money for the businesses to be sold not paid off prior to the consummation of the sale transaction or advise.

In response to the Staff’s comment, we have included disclosure on page 57 of Amendment No. 1 as requested quantifying the amount that we would have paid to ITOCHU ($12.9 million) as a result of the noted obligations assuming the sale transaction was consummated on June 16, 2012 (the date of the unaudited pro forma condensed consolidated balance sheet included in Appendix D). This amount also is disclosed on page D-8 of Amendment No. 1.

It is not practicable to accurately predict this amount as of a future date because of the unpredictability of the general in-flow and out-flow of cash and the incurrence of debt as a part of day-to-day operations of the businesses to be sold. In addition, as we progress towards the closing date, we may determine that it is more practicable to leave certain amounts of cash and/or indebtedness in the businesses to be sold and then reconcile with ITOCHU the remaining aggregate difference following the consummation of the sale transaction, rather than through inter-company transactions by us prior to the consummation of the sale transaction.

Representations and Warranties, page 52

27.	Refer to the first paragraph of this section. Investors are entitled to rely upon disclosure in your filings, including disclosure regarding representations and warranties in a merger agreement. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions are required to make the statements included the disclosure document not misleading. Additionally, please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

In response to the Staff’s comment, we have revised the referenced paragraph on page 57 of Amendment No. 1 as requested to remove any implication that the acquisition agreement does not constitute public disclosure under the federal securities laws. In addition, we acknowledge that we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements included in the disclosure document not misleading.

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

Unaudited Condensed Consolidated Pro Forma Financial Information, page D-1

28.	We note your disclosure in the third paragraph that these pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X. Your disclosure in the second paragraph on this page indicates that these pro forma statements have been prepared to give effect to disposition of Dole Asia (packaged foods and Asia Fresh). However, your presentation on the face of the pro forma statements shows a separate column giving effect to the use of proceeds from the disposition to pay down existing indebtedness, which you have indicated is your intent elsewhere in your filing. Please revise your disclosure in the second and third paragraphs here to indicate that the pro forma statements as of the most recent balance sheet date and for the latest year, interim period, and comparative interim period have been prepared to also reflect the paydown of existing indebtedness, and that the effect thereof has been presented in a separate column as only the disposition transaction subject to vote.

In response to the Staff’s comment, we have revised our disclosure in the second and third paragraphs in the introduction to the unaudited condensed consolidated pro forma financial statements on page D-1 of Amendment No. 1 as requested to indicate that the pro forma statements as of the most recent balance sheet dates and for the latest year, interim period, and comparative interim period have been prepared to also reflect the repayment of existing indebtedness and new borrowings that are reflected in a separate column.

29.	We note from review of the Dole Asia carve-out financial statements included in this document that there are several material differences between the Dole Asia statements and the Dole Asia columns on the face of these pro forma statements. For example, your carve out statements have assigned a value to the trade name intangible of $283,046, while your pro forma balance sheet indicates a value of $389,078. We note the explanations provided in Footnote 2 (c) and (d). However, all adjustments should be referenced to notes that clearly explain the assumptions involved. Please revise your footnote explanations to include a reconciliation of the carve out statements, as presented, to the column adjusting for the disposition of Dole Asia as presented in these pro forma financial statements. Each reconciling item should be clearly explained.

In response to the Staff’s comment, we have revised footnote 2(c) of the unaudited pro forma condensed consolidated financial statements beginning on page D-9 of Amendment No. 1 as requested to explain the material differences between the Dole Asia financial statement line items and the pro forma adjustments included in the “Disposition of Dole Asia” column included on the face of the unaudited pro forma condensed consolidated balances sheet and the unaudited pro forma condensed consolidated statement of operations.

Note 1 – Sale of Dole Asia

30.	Please supplementally reconcile the net assets of Dole Asia ($1,273,618) with the condensed combined balance sheet on page E-48.

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

In response to the Staff’s comment, we are providing the following reconciliation of the net assets of Dole Asia ($1,273,618) to the net assets of Dole Asia as presented in the condensed combined balance sheet of Dole Asia as of June 16, 2012 ($773,728):

Net assets per the June 16, 2012 condensed combined balance sheet of Dole Asia	$ 773,727

Increase in goodwill allocation	34,095	A
Increase in trade name allocation	106,032	B
Exclusion of long-term Japanese yen hedges	145,401	C
Incremental change in the long-term deferred tax liabilities	(53,650)	D
Exclusion of the current portion of certain Dole Asia pension liabilities	1,543	E
Exclusion of the non-current portion of certain Dole Asia pension liabilities	30,426	E
Exclusion of acquisition related debt	230,181	F
Various corporate balance sheet allocations	5,863	G

Net assets of Dole Asia per the pro forma financial statements	$1,273,618

A – Please refer to footnote (c)(i) in the revised unaudited pro forma condensed consolidated financial statements for an explanation of this reconciling item.

B – Please refer to footnote (d) in the revised unaudited pro forma condensed consolidated financial statements for an explanation of this reconciling item.

C – Please refer to footnote (c)(iv) and footnote (c)(vii) in the revised unaudited pro forma condensed consolidated financial statements for an explanation of this reconciling item.

D – Please refer to footnote (c)(vi) in the revised unaudited pro forma condensed consolidated financial statements for an explanation of this reconciling item.

E – Please refer to footnote (c)(vii) in the revised unaudited pro forma condensed consolidated financial statements for an explanation of this reconciling item.

F – Please refer to footnote (c)(v) in the revised unaudited pro forma condensed consolidated financial statements for an explanation of this reconciling item.

G – This amount represents the allocation of various balance sheet accounts attributable to Dole Asia that have been recorded by Dole and allocated to Dole Asia in the condensed combined balance sheets. The largest allocation relates to Dole Asia legal reserves that will be retained by Dole which has been discussed in footnote (c)(vii) in the revised unaudited pro forma condensed consolidated financial statements. These balances were not removed from Dole’s balance sheet in the unaudited pro forma condensed consolidated balance sheets because Dole will retain ownership of the underlying asset or the liability.

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

Note 2 – Pro Forma Adjustments, page D-8

31.	Please revise explanation (d) to indicate the percentage used in the allocation of the trade name value to Dole Asia, and expand your narrative to indicate why over 50% of the value of the trade name is assigned to Dole Asia, while Dole Asia accounts for approximately 30% of revenues, as disclosed on page 45.

In response to the Staff’s comment, we have revised explanation (d) on page D-11 of Amendment No. 1 as requested to indicate the percentage used in the allocation of the trade name value to Dole Asia, and have expanded our narrative to indicate why over 50% of the value of the trade name is assigned to Dole Asia, while it accounts for approximately 30% of revenues.

32.	Please revise the first paragraph of explanation (e) to indicate the amount of each type of indebtedness you intend to repay. Consider classified tabular format for clarity.

In response to the Staff’s comment, we have revised the first paragraph of explanation (e) on page D-11 of Amendment No. 1 as requested to indicate the amount of each type of indebtedness that we intend to pay.

33.	Further, we note from your disclosure in the third and fourth paragraphs of explanation (e) that you have included the write-off of debt issuance costs and debt discounts in the balance sheet adjustments, and that these have been presented net on the balance sheet. Please either revise your narrative to include the actual amount of the adjustment or include a table explicitly showing the calculation with a total that corresponds to the amount presented on the face of the pro forma balance sheet.

In response to the Staff’s comment, we have revised footnote 2(e) on pages D-11 – D-12 of Amendment No. 1 as requested and have included a table to explicitly show the pro forma adjustments and how those adjustments correspond to the face of the pro forma balance sheet.

34.	As a related matter, please also include the interest rates for your term loan facilities used to calculate the interest expense adjustment. In this regard, we assume you used the stated rate on your debentures and senior secured notes. Please consider showing the calculation as part of the table of indebtedness requested above, for clarity.

In response to the Staff’s comment, we have revised the second paragraph of explanation (e) beginning on page D-11 of Amendment No. 1 as requested to include the interest rates for our term loan facilities and our debentures and senior secured notes.

35.	Please revise explanation (h) to cross-reference other explanations for clarity. For example, we note the $19,600 and $19,300 relate to the third and fourth paragraphs of explanation (e).

U.S. Securities and Exchange Commission

Division of Corporate Finance

October 19, 2012

In response to the Staff’s comment, we have revised explanation (h) on page D-13 of Amendment No. 1 as requested to cross-reference to other explanations for clarity.

36.	Please also address the cash bonus payment to Mr. Carter and the estimated amounts of the golden parachute compensation that your executive officers could receive in connection with the sale transaction. Reference is made to the disclosures on page 49.

We advise the Staff that the $1 million cash bonus payment to Mr. Carter is not contingent upon the sale transaction. As such, it was expensed and paid during Dole’s fiscal third quarter. The estimated cash portion of the golden parachute compensation that Dole’s executive officers could receive in connection with the sale transaction is included in the $35 million “Estimated change of control payment” reflected in the pro forma adjustments. We have revised the description on page D-8 of Amendment No. 1 to state “Estimated change of control and other employee compensation payments.”

37.	We note the various ancillary agreements that will be executed in connection with and following the closing, as described on page 60. Please discuss the consideration given to the potential impact of these agreements to the financial statements.

We advise the Staff that in connection with the closing we will enter into a number of ancillary agreements, including those for various Transition Services, Supply, Occupancy, Ship Usage and Patent License, which are described in Amendment No. 1 on pages 65 and 66. We have considered the potential impact of the various agreements on our financial statements. We will disclose in filings subsequent to the closing, the payments received or made under the various agreements, as well as the net impact on our results of operations from such arrangements, to the extent they are considered significant. The agreements have been structured to cover Dole’s costs, and as such, no adjustments have been made to the pro forma financial statements for these agreements.

Form of Proxy Card

38.	Please mark the form of proxy card “Preliminary Copy.” Refer to Exchange Act Rule 14a-6(e)(1).

In response to the Staff’s comment, we have marked the form of proxy card filed with Amendment No. 1 “Preliminary Copy” as requested.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact Dole, feel free to call me at 818-879-6810.

Sincerely,

/s/     C. Michael Carter

cc:	Joseph S. Tesoriero

Peter W. Wardle